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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT OF RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2002

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   )

Enclosure: Bank Consent Letter.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: December 19, 2002	By:	/s/Derrick Nicholson
	Name:	Derrick Nicholson
	Title:	Finance Director

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Exhibit Index

Exhibit	Exhibit Description

99	Bank Consent Letter – December, 2002

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Avecia Investments Limited (the “Parent”)
(formerly ZSC Specialty Chemicals Group Limited)
and
each of the Obligors which accede to this letter
pursuant to paragraph 9 below
c/o the Parent
P.O. Box 42
Hexagon House
Blackley
Manchester M9 8LZ

For the attention of Peter Whyte

December 2001

Dear Sirs

Consent Letter

1	We refer to the facilities agreement dated 12 May 1999 and made between, among others, Avecia Investments Limited (the “Parent”) (in various capacities), Chase Manhattan plc and J.P. Morgan Securities Ltd. as Arrangers, The Chase Manhattan Bank and J.P. Morgan Securities Ltd. as Underwriters, the banks and financial institutions whose names and addresses are set out schedule 1 thereto as Banks and Chase Manhattan International Limited as Agent and as Security Trustee (the “Original Agreement”) as supplemented and amended by a first supplemental agreement dated 29 June 1999 and made between certain of the same parties (the “First Supplemental Agreement”) and as further supplemented and amended by a second supplemental agreement dated 28 July 1999 made between certain of the same parties (the “Second Supplemental Agreement”) and as further amended from time to time (the Original Agreement as supplemented and amended by the First Supplemental Agreement and the Second Supplemental Agreement and as further amended from time to time being the “Principal Agreement”).

2	Save as defined herein, words and expressions defined in the Principal Agreement shall have the same meanings when used in this letter. Clause 1.4 of the Principal Agreement shall be deemed to be incorporated in this letter in full, mutatis mutandis. In this letter:

“Environmental Deed” means the environmental deed of covenant dated 30 June 1999 between, among others, the Parent, AstraZeneca plc, Syngenta Limited;

“Environmental Pooling Agreement” means the agreement to be entered into between the Parent and the Purchaser in relation to the regulation of certain aspects of the relationship among the beneficiaries of payments under the Environmental Deed;

“Purchaser” means Luxembourg 101 SA;

“Sale and Purchase Agreement” means the sale and purchase agreement to be entered into by the Parent (and/or its Affiliates) and the Purchaser in relation to the Disposal (as defined below); and

“SPA Main Completion” means the date on which the Parent or other relevant Obligor receives the amount referred to in paragraph 8(d) below as a result of the completion of the Sale and Purchase Agreement.

3	We also refer to:

(a)	the memorandum dated 12 October 2001 prepared by the Parent and entitled “Disposal of the Stahl Business” (the “Memorandum”); and

(b)	the presentation made by the Parent to the Banks on 17 October 2001 in connection with the Disposal (the “Bank Presentation”).

4	As described in the Memorandum certain members of the Group are proposing to dispose of the companies, business and assets constituting the “Stahl” business (the “Disposal”).

5	By its acceptance of the terms and conditions of this letter the Parent and each other Obligor party to this letter:

(a)	represents and warrants that it is authorised to enter into this letter;

(b)	(in the case of the Parent only) represents and warrants that having made all reasonable enquiries:

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(i)	as far as it is aware, the facts and statements stated in the Memorandum and the Bank Presentation are true and accurate in all material respects and not misleading in any material respect and all reasonable enquiries have been made by the Parent to verify the facts and statements contained in the Memorandum and the Bank Presentation; and

(ii)	all forecasts, projections and estimates contained or referred to in the Memorandum or the Bank Presentation taken as a whole were arrived at after due and careful consideration, were based on assumptions which the Parent considers fair and reasonable and reflect opinions honestly held by the Parent; to the best of the knowledge, information and belief of the Parent after due and careful enquiry, nothing has occurred since the respective dates of the Memorandum or the Bank Presentation which could reasonably be expected to render the basis on which such assumptions were made or on which such opinions were drawn inapplicable, untrue or misleading in any material respect in the context of the Disposal;

(c)	makes and gives the representations and warranties set out in paragraphs (a) to (d) (inclusive) in clause 9.1 of the Principal Agreement but as if references therein to the Finance Documents were references to this letter; and

(d)	agrees to reimburse the Agent on demand for:

(i)	all reasonable costs and expenses (including legal fees together with any VAT thereon), incurred by it in connection with the preparation and execution of this letter; and

(ii)	all costs and expenses (including legal fees together with any VAT thereon), incurred by it in connection with the enforcement of, or preservation of any rights under, of this letter.

6	Subject to paragraph 8 below, on behalf of the Banks, we confirm the Banks have consented to:

(a)	the Disposal; and

(b)	the entry into by the Parent of the Environmental Pooling Agreement and the agreement of the Security Trustee to adhere to the terms of the Environmental Pooling Agreement on enforcement of the Security Documents.

7	On behalf of the Banks, we confirm and agree that:

(a)	on and from the date on which the condition set out in paragraph 8(j) below is satisfied, of this letter, clause 11.1(b)(ix)(C) the Principal Agreement, shall be deleted and replaced with the following:

“(C)	the aggregate amount of the principal element of such Capitalised Lease Obligations at any time, calculated in accordance with the Appropriate Accounting Principles at such time, does not exceed £25,000,000 (or its equivalent in relevant currencies) Provided that, if the Multiplex Facilities are not completed, the principal amount of such Capitalised Lease Obligations does not at such time exceed £20,000,000 (or its equivalent in relevant currencies) where,

“Multiplex Facilities Project” means the project for the construction of facilities relating to the development and manufacture of microbial pharmaceutical ingredients;”;

(b)	subject to paragraph 8 below and on and from the date on which the SPA Main Completion occurs, the definition of “Budgeted Capital Expenditure” shall be amended by the insertion of the number and words “88 per cent. of” after the words “up to a maximum of” in the second line of that definition; and

(c)	subject to paragraph 8 below and on and from the date on which the SPA Main Completion occurs, schedule 8 (Financial Covenants and Accounting Terms) of the Principal Agreement shall be deleted and replaced with a new schedule 8 in the form set out in the appendix to this letter.

8	The consent of the Banks set out in paragraph 6 above and the amendments to the Principal Agreement set out in paragraph 7 (other than paragraph 7(a)) above are subject to the following conditions:

(a)	receipt by the Agent of a certified copy of the resolutions of the Board of Directors of the Parent and each other Obligor which is a party to this letter evidencing approval of this letter and authorising its appropriate officers to sign this letter;

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(b)	entry by the Parent (and/or its Affiliates) into the Sale and Purchase Agreement pursuant to which the gross proceeds (on a debt free/cash free basis) in respect of the Disposal (subject to adjustments in accordance with the terms of the Sale and Purchase Agreement) are agreed to be Euro375,084,793 of which not more than Euro31,922,110 is payable by way of consideration deferred for payment until no later than 28 February 2003 (the “Deferred Consideration”);

(c)	the SPA Main Completion occurs no later than 28 February 2002;

(d)	for the purposes of determining the amount to be applied in accordance with clause 6.8(b) of the Principal Agreement, the Net Proceeds of the Disposal shall be in a minimum amount of Euro367,104,265 of which not less than Euro335,182,155 shall be, subject to clause 6.9(d) of the Principal Agreement, applied by the Parent in accordance with clause 6.8(b) of the Principal Agreement on the date on which the SPA Main Completion occurs (it being agreed for the avoidance of doubt that any working capital adjustments made in accordance with the Sale and Purchase Agreement to the gross proceeds arising in respect of the Disposal shall be met or form part of from the operating cashflow of the Group and shall not reduce the amount to be applied in accordance with clause 6.8(b) of the Principal Agreement);

(e)	the application of all Net Proceeds arising from the Disposal (including, without limitation, all Net Proceeds arising on SPA Main Completion and any Deferred Consideration) being, in each case and subject to clause 6.9(d) of the Principal Agreement, applied by the Parent in accordance with clause 6.8(b) of the Principal Agreement (it being agreed for the avoidance of doubt that any amount received under the Sale and Purchase Agreement in respect of cash in the Stahl business on the SPA Main Completion shall not be treated as proceeds of the Disposal);

(f)	receipt by the Agent of a certified copy of:

(i)	no later than the date falling 5 days after the execution thereof, the Sale and Purchase Agreement; and

(ii)	no later than the date falling 5 days after the SPA Main Completion and dated no later than the date on which the SPA Main Completion occurs, the guarantee in relation to the Deferred Consideration issued in favour of the Parent by JPMorgan Chase Bank or one or more other financial institutions where each such institution’s long term senior debt immediately prior to the issue of such guarantee is rated not less than A- by Standard & Poor’s Corporation and not less than A3 by Moody’s Investors Services Inc.;

(g)	at the time of, or prior to, the entry into by the Parent of the Sale and Purchase Agreement, receipt by the Agent of:

(i)	a letter addressed to the Agent signed on behalf of the Parent by two directors of the Parent (including Derrick Nicholson) confirming that Avecia Holdings plc has received an opinion addressed to Avecia Holdings plc from Goldman Sachs confirming the fairness from a financial point of view of the consideration to be received by the Parent in connection with the Disposal (which opinion the Finance Parties may not rely on);

(ii)	a certified copy of a “fairness opinion” to be issued by Houlihan Lokey Howard & Zukin in relation to the Disposal pursuant to the terms of the Senior Note Documents (which opinion the Finance Parties may not rely on); and

(iii)	a legal opinion of Shearman & Sterling or other evidence (in each case satisfactory to the Agent) that (A) no default under any of the Senior Note Documents will occur and (B) no obligation to repurchase the Senior Notes will arise under the Senior Note Documents in each case as a result of the Disposal;

(h)	at the time of, or prior to, SPA Main Completion and in respect of each jurisdiction in which assets secured in favour of the Security Trustee are located pursuant to a Security Document or in which a member of the Charging Group is incorporated, receipt by the Agent of written confirmation from local counsel to the Parent in each such jurisdiction that the security over such assets or granted by such member in each case as constituted by the relevant Security Document (other than any such security which is to be released by the Security Trustee in connection with the Disposal) will not be prejudiced in any respect as a result of the Disposal or, if such security would be so prejudiced, the Agent is satisfied that all necessary steps required to be taken in such jurisdiction to ensure that such security is not so prejudiced will be taken by the Parent and/or the relevant member of the Charging Group;

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(i)	within 10 Business Days of the SPA Main Completion Date, receipt by the Agent of a written breakdown addressed to the Agent detailing the amounts of (i) the gross proceeds and (ii) the Net Proceeds arising from the Disposal and which arose on the SPA Main Completion, each other date on which consideration moneys were paid to the Parent pursuant to the Sale and Purchase Agreement and the date on which the Deferred Consideration was paid;

(j)	the terms of the Environmental Pooling Agreement broadly provide for payments made under the soil and ground water environmental covenant contained in the Environmental Deed be shared proportionately to the liabilities suffered which give rise to such payments and on or before the SPA Main Completion Date the Parent grants to the Security Trustee security over the benefit of the Environmental Pooling Agreement in form and substance satisfactory to the Security Trustee (acting reasonably);

(k)	at the time of, or prior to, SPA Main Completion the Agent has received evidence satisfactory to it that the banks financing the acquisition of the Stahl business by the Purchaser have, or a security trustee on behalf of such banks has, agreed to adhere to the terms of the Environmental Pooling Agreement on enforcement of any security documents entered into to secure such financing;

(l)	each of the Obigors (other than the Parent) which are party to the Principal Agreement having acceded to this letter in accordance with paragraph 9.

9	The Parent undertakes with the Agent to procure that, by no later than the date falling 14 days after the date of this letter, each other Obligor which is at such date a party to the Principal Agreement has become a party to this letter by signing and returning the attached copy of this letter to signify its acceptance of its terms and conditions.

10	The obligations under this letter of the Obligors which become party to this letter in accordance with paragraph 9 shall take effect on and from the date on which they become party to this letter.

11	Save as amended or waived by this letter, the provisions of the Principal Agreement shall continue in full force and effect and the Principal Agreement and this letter shall be read and construed as one instrument.

12	With effect from each date on which the consents and amendments set out in paragraphs 7(a), (b) and (c) above become effective in accordance with the terms of this letter, references in the Principal Agreement to this “Agreement” shall, unless the context otherwise requires, be to the Principal Agreement as amended or waived by this letter and words such as “herein”, “hereof”, “hereunder”, “hereafter”, “hereby” and “hereto” where they appear in the Principal Agreement shall be construed accordingly.

13	This letter is governed by and construed in accordance with English law.

Please sign and return the attached copy of this letter to signify your acceptance of its terms and conditions.

Yours faithfully
For and on behalf of

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Chase Manhattan International Limited
(as Agent under the Principal Agreement
on behalf of the Banks pursuant to clause
17.11 of the Principal Agreement)

To:	Chase Manhattan International Limited

We acknowledge receipt of your amendment and waiver letter and hereby confirm our agreement to the terms and conditions thereof.

Yours faithfully
For and on behalf of

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Avecia Investments Limited

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

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To:	Chase Manhattan International Limited

We, the undersigned Obligors, acknowledge receipt of your amendment and waiver letter dated December 2001 and hereby agree to become a party to such letter on and from the date below and hereby confirm our agreement to the terms and conditions thereof.

Yours faithfully
For and on behalf of

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Avecia Limited

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Avecia 10 Limited

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Avecia UK Holdings Limited

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Avecia Holdings Inc.

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Avecia Holdings BV

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Date

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Appendix

Schedule 8
Financial Covenants and Accounting Terms

1        Financial Covenants:

1.1     Total Net Interest Cover:

The Parent will procure that the ratio of Consolidated EBITDA to Consolidated Net Interest Charges (“Total Net Interest Cover”) in respect of each period set out in column A and measured at the last day of the last month in such period shall be not less than the ratio set out in column B:

A	B

Period from ACD and ending on:
31 December 1999	1.40:1
31 March 2000	1.40:1

Period of 12 months ending on
30 June 2000	1.45:1
30 September 2000	1.45:1
31 December 2000	1.50:1
31 March 2001	1.55:1
30 June 2001	1.65:1
30 September 2001	1.70:1
31 December 2001	1.75:1
31 March 2002	1.50:1
30 June 2002	1.50:1
30 September 2002	1.50:1
31 December 2002	1.50:1
31 March 2003	1.50:1
30 June 2003	1.50:1
30 September 2003	1.55:1
31 December 2003	1.60:1
31 March 2004	2.05:1
30 June 2004	2.05:1
30 September 2004	2.05:1
31 December 2004	2.05:1
31 March 2005	2.50:1
30 June 2005	2.50:1
30 September 2005	2.50:1
31 December 2005	2.50:1
31 March 2006	2.75:1
30 June 2006	2.75:1
30 September 2006	2.75:1
31 December 2006	2.75:1
and thereafter (on a rolling 12 month basis, at the end of each Quarter)	3.00:1

1.2     Fixed Charge Ratio:

The Parent will procure that the ratio of Adjusted Cash Flow to Relevant Expenditure in respect of each period set out in column A and measured at the last day of the last month in such period shall not be less than the ratio set out in column B:

A	B

Period from ACD and ending on 30 June 2000	1.00:1
and thereafter (on a rolling 12 month basis, at the end of each financial year and half-year)	1.00:1

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Provided that if a breach of this undertaking at the end of any half-year would occur by reason only of the amount or timing of Capital Expenditure, this will not give rise to a Default but will do so if a breach occurs for this reason at the financial year end test.

1.3     Net Senior Debt to Consolidated EBITDA:

The Parent will procure that the ratio of the Net Senior Debt as at the end of, to Consolidated EBITDA in respect of, each period of 12 months set out in column A and measured at the last day of the last month in such period shall not be greater than the ratio as set out in column B:

A	B

Period of 12 months ending on:
31 December 1999	4.80:1
31 March 2000	4.70:1
30 June 2000	4.75:1
30 September 2000	4.85:1
31 December 2000	4.70:1
31 March 2001	4.65:1
30 June 2001	4.55:1
30 September 2001	4.40:1
31 December 2001	4.25:1
31 March 2002	3.15:1
30 June 2002	3.15:1
30 September 2002	3.15:1
31 December 2002	3.15:1
31 March 2003	3.15:1
30 June 2003	3.15:1
30 September 2003	3.10:1
31 December 2003	2.75:1
31 March 2004	2.00:1
and thereafter (on a rolling 12 month basis, at the end of each Quarter)	2.00:1

1.4     Maximum Capital Expenditure

The Parent will procure that the total Capital Expenditure (which expression shall for this purpose only not include amounts incurred pursuant to clauses 11.1(s)(ii)(B)(1), (2), (4) and (5)) of all members of the Group in any financial year shall not exceed 120 per cent. of the Budgeted Capital Expenditure for such financial year.

2        Accounting terms:

In paragraph 1 accounting terms are used and shall be construed in accordance with the Appropriate Accounting Principles, but so that:

“Adjusted Cash Flow” means in respect of any period, Consolidated EBITDA for such period after the addition (if not already added) of:

(a)	depreciation charged;

(b)	any decrease in Consolidated Net Working Capital (excluding amortisation of up front fees and expenses in relation to the Facilities);

(c)	receipt of cash exceptional and extraordinary items;

(d)	proceeds from disposals of fixed assets or any other assets which are not Consolidated Current Assets but excluding the proceeds from any sale and leaseback of assets;

(e)	net proceeds received from subscriptions for shares in the Parent and subordinated loans made in accordance with 11.1(b)(ii) at any time after the First Drawdown Date except to the extent such net proceeds have been applied in funding acquisitions pursuant to clause 11.1(s); and

(f)	any other non-cash items expensed in arriving at Consolidated EBITDA,

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after the deduction of (if not already deducted):

(i)	payments in respect of Maintenance Capital Expenditure;

(ii)	any increase in Consolidated Net Working Capital (excluding amortisation of up front fees and expenses in relation to the Facilities);

(iii)	payments of cash exceptional and extraordinary items;

(iv)	to the extent it has given rise to a decrease in Consolidated Net Working Capital, all amounts of deferred income retained in the consolidated balance sheet of the Group; and

(v)	Taxes paid (net of any rebate received) other than any stamp duty paid on the Acquisition Agreement,

in each case for such period and all calculated on a consolidated basis;

“Capitalised Lease Obligations” means, with respect to any person, any rental obligation (including, without limitation, any hire purchase payment obligation) which, under the Appropriate Accounting Principles as at the date of this Agreement, would be required to be treated as a finance lease or otherwise capitalised on the books of such person, in accordance with such principles;

“cash equivalents” means investments in:

(a)	marketable obligations of or guaranteed by (i) the United Kingdom, the United States of America, France or Germany, (ii) any other European Union member state in which the Group has operations, (iii) any country in whose currency funds are being held specifically pending application in the making of an investment or Capital Expenditure by the Group in that country with such funds or (iv) any other country being a country having one of the two highest rating categories obtainable from either Standard & Poor’s Corporation (“S&P”) or Moody’s Investors Services Inc. (“Moody’s”), or issued by an agency of any thereof and backed by any of the same, Provided that in the case of investments in marketable obligations of or guaranteed by countries within sub-paragraphs (ii) or (iii) under this definition, such investments can only be made by members of the Group which are incorporated in the country in which such investment is being made;

(b)	certificates of deposit, notes and acceptances issued by (i) banks which are authorised institutions under the Banking Act 1987 or which are European authorised institutions under the Banking Coordination (Second Council Directive) Regulations 1992 and which are entitled to accept deposits in the United Kingdom or by building societies under the Building Societies Act 1986 or (ii) by institutions authorised to operate as banks in any of the countries referred to in sub-paragraph (a) (ii) or (iii) above, and provided that in the case of institutions within sub-paragraph (a)(i) such institution’s long term senior debt immediately prior to the making of such an investment is rated not less than A- by S&P or not less than A3 by Moody’s, or (where a bank or building society is rated by both S&P and by Moody’s) is rated not less than A- by S&P and not less than A3 by Moody’s and in the case of institutions within sub-paragraph (a)(ii) above, such institution’s long term senior debt immediately prior to the making of any investment is rated at least investment grade by S&P and Moody’s (as applicable) and such investments can only be made by members of the Group which are incorporated in the country in which such investment is being made;

(c)	commercial paper with not more than 187 days to maturity, provided that immediately prior to the making of such an investment the issuer (or guarantor) of the commercial paper is (i) rated for short term obligations not less than A1 by S&P or not less than P1 by Moody’s, Inc., or (where a bank or building society is rated by both S&P and by Moody’s) is rated not less than A1 by S&P and not less than P1 by Moody’s or (ii) in the case of an issuer (or guarantor) of the commercial paper in any of the countries referred to in sub-paragraphs (a) (ii) and (iii) above, is rated for short term obligations not less than investment grade by S&P and Moody’s (as applicable) and such investments can only be made by Subsidiaries which are incorporated in the country in which such investment is being made;

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(d)	any Indebtedness for Borrowed Money issued by persons with a rating of A+ or higher by S&P or A1 or higher by Moody’s; or

(e)	other certificates of deposit, notes, acceptances and other obligations not falling within (a) to (d) above up to a maximum amount at any time of £2,000,000 (or its equivalent in relevant currencies), and Provided further that any investment made pursuant to sub-paragraphs (b), (c) and (d) above in or guaranteed by a single bank, building society or other body corporate in excess of £3,500,000 (or its equivalent in relevant currencies) shall not be permitted;

“Consolidated Current Assets” means, at any relevant time, the aggregate of the current assets of the Group at such time but excluding cash in hand or at bank and excluding the amount of fixed asset debtors calculated on a consolidated basis which would fall to be included as current assets in a consolidated balance sheet of the Group drawn up at such time in accordance with the Appropriate Accounting Principles;

“Consolidated Current Liabilities” means, at any relevant time, the aggregate of the current liabilities of the Group at such time but excluding the amount of fixed asset creditors, Interest, Borrowed Money, taxes, dividends and debit balances on bank accounts calculated on a consolidated basis which would fall to be included as current liabilities in a consolidated balance sheet of the Group drawn up at such time in accordance with the Appropriate Accounting Principles;

“Consolidated EBITDA” means, in respect of any period, the consolidated trading profits of the Group plus income from associates to the extent received or receivable in cash by the relevant member of the Group during such period, but before exceptional items, extraordinary items, profits and losses on disposals of capital assets, amortisation of all transaction costs relating to the Acquisition, amortisation of goodwill and other intangible assets, depreciation, Interest and Taxation of the Group for such period Provided that, for the purposes of the Financial Covenant contained in paragraph 1.3 of this schedule 8 in respect of trading periods prior to the Acquisition Completion Date Consolidated EBITDA shall be determined by reference to the Target Group;

“Consolidated Excess Cash Flow” means in respect to a financial year, commencing with the financial year ending 31 December 2000, the amount of the Adjusted Cash Flow for such financial year after (without double counting):

(a)	deducting:

(i)	all cash Interest, commissions, fees and other financing costs (including payments, including premia and other front end payments, made in respect of caps and other interest rate hedging arrangements) accrued (whether or not actually paid) as obligations of members of the Group during such financial year (but net of interest received and all receipts under interest rate hedging arrangements); and

(ii)	all interest accrued on the High Yield Intercompany Loan during such financial year (whether or not such interest is payable or paid, during such period or otherwise);

(b)	deducting all repayments and prepayments (other than mandatory prepayments made pursuant to clause 6.8(d) or mandatory prepayments made in respect of amounts received which are excluded from Adjusted Cash Flow of the Term Loans made during such financial year (on the basis that for this purpose crediting moneys to a proceeds account pending prepayment of the Term Loans will be deemed to be an actual prepayment);

(c)	deducting the principal amount of scheduled rental payments of Capitalised Lease Obligations paid during such financial year;

(d)	deducting the proceeds of all disposals to any person which is not a member of the Group (i) the Net Proceeds of which are less than the amount mentioned in clause 6.8(b)(i) or (ii) to which clause 6.8(b)(ii) applies (other than disposal proceeds to the extent they are excluded from Adjusted Cash Flow) or (iii) which have been, or are to be, applied in accordance with clause 6.8(b)(iii) or (iv);

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(e)	deducting the amount of carry over of Budgeted Capital Expenditure into the next financial year permitted by this Agreement;

(f)	but adding an amount equal to the carry over of Budgeted Capital Expenditure from the previous financial year which (i) is permitted by this Agreement, (ii) would, but for the operating of the deduction in (e)above, have resulted in Consolidated Excess Cashflow arising in such previous financial year and (iii) has not been incurred or committed during such previous financial year;

(g)	deducting the amount added on under, and as referred to in, paragraph (e) of the definition of Adjusted Cash Flow;

(h)	deducting £7,500,000;

(i)	deducting the amount equal to the difference in the amount of payments of Capital Expenditure and Maintenance Capital Expenditure; and

(j)	deducting the amount of stamp duty paid during that financial year on the Acquisition Agreement Provided that the maximum amount that may be deducted pursuant to this paragraph (j) during the Finance Period is £8,000,000.

The amount so produced shall be calculated (showing the calculations on which it is based) in respect of each relevant financial year by the Parent who shall instruct the Auditors to deliver to the Agent a statement confirming that in all material respects the calculation of Consolidated Excess Cash Flow has been made in accordance with the audited accounts for such year and the provisions of paragraph 2, such Auditors’ statement to be delivered to the Agent together with the audited consolidated accounts of the Group when such accounts are delivered to the Agent in accordance with clause 10.1(b)(i). For the avoidance of doubt, in performing such calculation no amount shall be double counted;

“Consolidated Net Interest Charges” means, in respect of a period, the aggregate (calculated on a consolidated basis) of:

(a)	the amounts charged and posted as a current accrual accrued during such period in respect of the Group by way of Net Interest on all Borrowed Money, other than (i) interest accrued under the Subordinated Bridge Loan Agreement and the Preferred Stock Documents until such interest becomes cash paid and (ii) interest accruing, but not cash paid, on subordinated loans made in accordance with clause 11.1(b)(ii); and

(b)	including net payments or deducting net income in relation to interest rate hedging arrangements provided that such net income is derived from hedging arrangements entered into for the purpose of limiting the Group’s exposure to adverse movements in interest rates in relation to the Facilities and other Borrowed Money;

“Consolidated Net Working Capital” means, at any time, the aggregate of the Consolidated Current Assets of the Group at such time less the aggregate of the Consolidated Current Liabilities of the Group at such time;

“Interest” in respect of any period and any specified Borrowed Money means the aggregate of all continuing regular or periodic costs, charges and expenses incurred in effecting servicing or maintaining such Borrowed Money in respect of such period (but not agency, arrangement or fees of any other nature) including:

(a)	gross interest, and commitment fees on any form of such Borrowed Money which has accrued as an obligation of the Group during that period, including the interest element of Finance Leases payments; and

(b)	the consideration given by the Group during that period by way of discount in connection with such Borrowed Money by way of acceptance credit, bill discounting or other like arrangement;

“Maintenance Capital Expenditure” means, in respect of any period, the amount equal to 29 1/3 per cent. of all Capital Expenditure as detailed in the Financial Model during that period;

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“Net Interest” in respect of any period and any specified Borrowed Money, means Interest accrued or as the case may be, paid in respect of such Borrowed Money less the amount of interest accrued or as the case may be, paid on cash balances of the Group during such period;

“Net Senior Debt” means the principal element of Indebtedness incurred in respect of the Facilities net of cash and cash equivalents;

“Relevant Expenditure” means, in respect of any period, the aggregate of:

(a)	Net Interest paid in respect of all Borrowed Money during such period and net payments made (or, as the case may be, net income received) under interest rate hedging arrangements during such period shall be added (or subtracted as the case may be);

(b)	the total amount of scheduled repayments (adjusted as a result of any prepayments (excluding any prepayments made in the 3 months prior to the relevant scheduled repayment)) of the Term Loans; and

(c)	the amount of scheduled rental payments of Capitalised Lease Obligations paid by members of the Group during such period net of proceeds received from new Capitalised Lease Obligations entered into by members of the Group during such period, (and if such amount is negative, it shall be counted as a deduction for the purposes of this definition), but without double counting.

In the case of each of the above accounting terms, making such adjustments material to the calculation of the covenants as may be appropriate in the opinion of the Auditors in order that the above accounting terms are calculated and applied in accordance with the Appropriate Accounting Principles.

3        Testing of Financial Covenants

The Financial Covenants in paragraph 1 shall be tested as at the end of each Quarter (in each case of Total Net Interest Cover and Net Senior Debt to Consolidated EBITDA), half-year (in the case of Adjusted Cash Flow to Relevant Expenditure) and year (in the case of maximum Capital Expenditure), in each case by reference to the management accounts for the relevant Quarter and the Parent’s compliance certificate delivered in accordance with clauses 10.1(b)(ii) and (iii) Provided that if the audited consolidated financial statements of the Group and/or the Auditors’ compliance certificate for any financial year delivered in accordance with clauses 10.1(b)(i) and (iv) show different determinations for such Financial Definitions than that shown in the management accounts for the last Quarter in such financial year, such audited financial statements shall prevail in respect of such determinations.